

March 20, 2014

<u>Via E-mail</u>
Jason Morgan
Chief Financial Officer
Zoe's Kitchen, Inc.
5700 Granite Parkway
Granite Park Building #2, Suite 455
Plano, TX 75024

> **Re:** **Zoe's Kitchen, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 10, 2014**
> **File No. 333-194457**

Dear Mr. Morgan:

We have reviewed your response to our prior comment letter to you dated February 21, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 1</u>

<u>General</u>

1. We reissue prior comment 1. We note that you state that your meals are prepared from scratch four times in pages 2 and 3, that you have a "warm" atmosphere, environment, or hospitality 5 times in pages 2-4, and the ingredients which are "high quality" on page 2 are still "high quality" on page 3.

2. We reissue prior comment 3. We are unable to locate the statement that your bread and pitas are made on site as the phrase "from scratch" seems to suggest. Please revise for clarity.

Equity Sponsor, page 8

3. We note your response to our prior comment 11. Please remove the second and third sentences of this section and the word "leading" in the first sentence. We note that this is an offering of your securities and not Brentwood's.

The Offering, page 10

4. We note your response to our prior comment 12. Once the terms of the distribution and stock split are determined, please disclose the nature and terms of the stock options to be issued to certain officers, directors, employees and consultants.

Notes to the Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

5. Please revise your disclosure on page F-13 to disclose the nature of the change to your vacation policy which resulted in a one-time benefit of approximately $0.3 million to income in the fourth quarter of 2013. The disclosure should be similar in detail as previously provided in the notes to your financial statements for the forty weeks ended October 7, 2013.

Exhibit 10.2

6. Please file all of the schedules and exhibits to this agreement. Similarly, file the exhibits and attachments to Exhibits 10.4, 10.5, 10.6, 10.7, 10.8, and 10.11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Jason Morgan
Zoe's Kitchen, Inc.
March 20, 2014
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Joshua N. Korff, Esq.